hopTo Inc. 1919 S. Bascom Avenue, Suite 600 Campbell, California 95008
September 18, 2015 VIA EDGAR Barbara C. Jacobs, Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3628

Re:	hopTo Inc. Registration Statement on Form S-1 Filed September 10, 2015 File No. 333-206861

Dear Ms. Jacobs:

In accordance with Rule 461 under the Securities Act of 1933, as amended, hopTo Inc., a Delaware corporation (the “Company”), respectfully requests that the effective date for the Company’s Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission (the “Commission”) on September 10, 2015 be accelerated so that it will be declared effective at 4:30 pm Eastern time, on Tuesday, September 22, 2015, or as soon thereafter as is practicable.

***

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything further, please contact Katherine Blair of Manatt, Phelps & Phillips, LLP at 310-312-4252.

Sincerely,

HOPTO INC.

/s/ Jean-Louis Casabonne
By: Jean-Louis Casabonne
Title: Chief Financial Officer

cc:           Gabriel Eckstein, SEC

Katherine J. Blair, Manatt, Phelps & Phillips, LLP

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